March 10, 2022

VIA EDGAR TRANSMISSION

Christina DiAngelo Fettig

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re: Alternative Strategies Fund, File Nos. 333-168158 and 811-22440

Dear Ms. DiAngelo Fettig:

On January 25, 2022, you provided verbal comments to Krisztina Nadasdy regarding a response letter filed on January 19, 2022 (“Initial Response Letter”) for Alternative Strategies Fund (the “Fund” or the “Registrant”) as described below. Please find below the Registrant’s responses to your comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Form N-CEN (Fiscal Year Ended June 30, 2021)

Comment 1.	Referring to Comment 2 in the Initial Response Letter, please address the portion of the comment regarding the Fund’s market price. Given the response to initial Comments 17 and 18 stating that the Fund does not have a market price, should market price be marked “not applicable” on Form N-CEN? Please advise. [Initial Comment 2: In Item D.10 and D.11 of Form N-CEN, the Registrant noted that the market price and net asset value of the Fund at the end of the reporting period was $6.61, however, this value does not appear to match the market price or NAV of any share class of the Fund – please explain.]
Response.	The Registrant notes that in future N-CEN filings, market price will be listed as “not applicable.”

Annual Report to Shareholders on Form N-CSR (Fiscal Year Ended June 30, 2021)

Comment 2.	Please add reference to Rule 30e-1(c) in the response to Comment 4 in the Initial Response Letter. [Initial Comment 4: The Audit Report is dated August 30, 2021, which is more than 60 days after the fiscal year end, as such, it does not appear that the Fund complied with Rule 30e-1(c). Please explain.]
Response.	The Registrant presents the following revised response (new language in red type): Sixty days after June 30, 2021 was August 29, 2021, which was a Sunday. As such, the Audit Report is dated August 30, 2021, the next business day, and the day that the report was transmitted. Moving forward, if the 60th day after the fiscal year end falls on a weekend, the Registrant

Christina DiAngelo Fettig March 10, 2022 Page 2

will transmit the report on the business day prior to the 60th day, in order to comply with Rule 30e-1(c).

Comment 3.	The Registrant’s response to Comment 6 in the Initial Response Letter referred to the response to Comment 5. Please provide a separate response for the initial Comment 6. [Initial Comment 6: If the Fund has a policy or practice to maintain a specified level of distributions (referenced in Comment 5), please add the following information in future shareholder letters, as required by Form N-2, Item 24, Instruction 4.g.(3): a discussion of the effect of any policy or practice of maintaining a specified level of distributions to shareholders on the Fund’s investment strategies and per share net asset value during the last fiscal year. Also discuss the extent to which the Fund’s distribution policy resulted in distributions of capital.]
Response.	While the Fund’s former adviser sought to maintain a distribution rate of 6%, the Fund does not have a policy or practice to maintain a specific distribution level. The Registrant will consider including the requested disclosure in future shareholder letters, in the event that the Fund, or its new adviser, instituted a policy to maintain a specific distribution rate.
Comment 4.	Please respond to (ii) from Comment 7 in the Initial Response Letter. [Initial Comment 7: Related to business development companies (“BDCs”) listed in the schedule of investments (i) there is a category for BDCs but there are BDCs that are not included in this category and listed elsewhere on the schedule of investments, for example, a BDC, HMS Income Fund, Inc., is listed as a “Private Investment Fund” and not a BDC, please explain; (ii) HMS Income Fund, Inc., changed its name to MSC Income Fund, Inc., effective October 30, 2020, please update the name of this portfolio holding in future filings; and (iii) the BDC category in the schedule of investments is a sub-category of “common stock” please explain this categorization and why BDCs are not under “closed end funds.”
Response.	The Registrant will revise the schedule of investments in future filings to list MSC Income Fund, Inc. (or its current name at the time the financial statements are prepared).
Comment 5.	Please add reference to Regulation S-X in the response to Comment 8 from the Initial Response Letter. [Initial Comment 8: Footnote (d) to the Schedule of Investments appears to identify both Level 2 and Level 3 securities, however, it should only identify Level 3 securities. Please explain.]
Response.	The Registrant presents the following revised response (new language in red type): The footnote identified those securities that were fair valued using board approved procedures, which we believed to be more informative to the reader. The footnote will only refer to Level 3 securities going forward, in accordance with Regulation S-X, Article 12-12, FN 9.
Comment 6.	Please provide more detail regarding the difference in amounts of the investments identified in Footnote (d) to the Schedule of Investments, and the total of Level 2 and Level 3 investments disclosed in the notes to financial statements. Reference is made to the response provided in the Initial Response Letter to Comment 9.
Response.	The total value of the Level 2 and Level 3 investments disclosed in the notes to financials are accurate. Griffin Health Care III, HGR Liquidating Trust and HMS Income Fund, which were Level 2 investments, were missing the footnote (d) reference in the Schedule of Investments. Future shareholder reports will include such footnote references if applicable.

Christina DiAngelo Fettig March 10, 2022 Page 3

Comment 7.	Reference is made to Comment 11 in the Initial Response Letter: “Accrued shareholder servicing fees in the statement of assets and liabilities equals to $63,393, however, shareholder servicing fees listed in the statement of operations equal to $23,119, please explain” and the response to Comment 11: “Included in the accrued shareholder servicing fee line item in the statement of assets and liabilities are also accrued distribution fee amounts that have not been paid as of June 30, 2021.” Please provide the following additional information regarding these fees: (i) will the accrued distribution fees and shareholder servicing fees be split out in the statement of assets and liabilities in future filings, and (ii) when adding the distribution fees and shareholder servicing fees listed in the statement of operations, the amount for accrued shareholder servicing fees listed in the statement of assets and liabilities is still greater than this total value, please explain.
Response.	The Registrant confirms that accrued distribution fees and shareholder servicing fees will be disclosed separately on the Statement of Assets and Liabilities going forward. The excess liability represents amounts payable to Ladenburg Thalmann & Co., Inc. for recoupment of 1% advance commission rates they funded on the sale of Class C shares.
Comment 8.	In the Initial Response Letter, in response to Comment 12, the Registrant indicates that the Fund’s administrator is no longer “Gemini Fund Services, LLC” and is now Ultimus Fund Solutions. The notes to financial statements still reference Gemini Fund Services, please advise.
Response.	The Registrant will update the name of the Fund’s administrator to Ultimus Fund Solutions in future filings.
Comment 9.	With reference to Comment 13 in the Initial Response Letter, please confirm whether the Fund’s policy to settle receivables from the adviser is in accordance with the staff position that any amounts due to or due from the adviser should be settled as often as the management fee is settled.
Response.	The Registrant confirms that it is the Fund’s policy to settle due from adviser amounts as often as the management fee is settled.
Comment 10.	With reference to Comment 14 and corresponding response in the Initial Response Letter, please state whether the Registrant will disclose a separate calculated amount for the redemption price per share for Class C shares in a separate line item in future filings.
Response.	The Registrant will footnote future shareholder reports to disclose that Class C shares have an early withdrawal charge of 1% on shares repurchased less than 365 days after purchase as a percentage of the original purchase price, but will not disclose a separate calculated amount.

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Comment 11.	Please add reference to Form N-2 in the response to initial Comment 19. [Initial Comment 19: For the Class A Financial Highlights, please include a footnote in the Total Return line item stating that total return does not reflect sales load.]
Response.	The Registrant presents the following revised response (new language in red type): The Registrant will include the requested footnote in future filings, in accordance with Form N-2, Item 4, Instruction 13.b.
Comment 12.	With reference to initial Comment 22: “In Note 3 to the Financial Statements, please ensure that the language used to describe the expenses limitation agreement is consistent between shareholder reports and the Fund’s registration statement. Specifically, regarding recapture language included in the annual report, please update to state that previously waived fees or reimbursed expenses can not be recaptured later than three years after the date of waiver or reimbursement, and recapture may only occur if fees and expenses, including recapture, do not exceed the lesser of the expense limit at the time of waiver or recapture.” Please confirm that the disclosures in the Fund’s registration statement on Form N-2 will reflect the language in the shareholder reports and expense limitation agreement going forward.
Response.	The Registrant presents the following revised response (new language in red type): The Registrant notes that a new expense limitation agreement was executed in connection with the Adviser’s change of control transaction. The Registrant will include the following expense limitation disclosure in shareholder reports and registration statements going forward:

The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Adviser has agreed contractually to waive its fees and to pay or absorb the ordinary operating expenses of the Fund (excluding front-end or contingent deferred loads, taxes, leverage interest, borrowing interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, dividend expense on securities sold short, acquired (underlying) fund fees and expenses or extraordinary expenses such as litigation), to the extent that they exceed 3.00%, 3.65% and 2.75% per annum of the Fund’s average daily net assets attributable to Class A, Class C shares and Class I shares, respectively (the “Expense Limitation”). In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Adviser in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement for fees and expenses will be made only if payable not more than three years from when they were incurred; and (2) the reimbursement may not be made if it would cause the Expense Limitation (at the time of waiver/reimbursement or recapture) to be exceeded.

Comment 13.	Please respond to the second part of Comment 24 included in the Initial Response Letter: In future filings, for Item 8(a)(3) of Form N-CSR, please include more specificity related to the portfolio managers’ performance-based bonuses and disclose the date as of which the information is provided.
Response.	The Registrant presents the following revised response (new language in red type): In future filings, for Item 8(a)(3) the Registrant will provide more detail regarding portfolio manager compensation and will disclose the date as of which the information is provided. The Registrant notes its recent change in adviser and that the current portfolio manager’s compensation will be different than the prior portfolio manager.

Christina DiAngelo Fettig March 10, 2022 Page 5

Registration Statement on Form N-2 (General)

Comment	14. Please revise the response to initial Comment 29, to indicate that the 25% limitation on investments in MLPs has been included in the prospectus.
Response.	The Registrant presents the following revised response (new language in red type): The Registrant confirms that investments in MLPs are limited to 25% of total assets, and has included disclosure regarding this limitation in its prospectus, in the principal investment strategies section.

If you have any questions, please call Andrew Davalla at (614) 469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla